Exhibit 99.10

Amendment No. 1 to Amended and Restated Statement of Work #2

[Title Model]

This Amendment No. 1 to the Amended and Restated Statement of Work #2 (“Amendment #1”) is entered into with an effective date of November 1, 2019 (the “Amendment #1 Effective Date”) pursuant to and shall be governed by the terms and conditions set forth in that certain Amended and Restated Master Services Agreement by and between Theratechnologies Inc. (“Customer”) and RxC Acquisition Company d/b/a RxCrossroads by McKesson (“RxCrossroads”) with an effective date of November 1, 2017 (the “Agreement”). All capitalized terms used herein shall have the same meanings as set forth in the Agreement unless otherwise specifically defined herein.

WHEREAS, Customer and RxCrossroads entered into an Amended and Restated Statement of Work #2 with an effective date of November 1, 2017 (“SOW #2”) regarding distribution services to be provided by RxCrossroads;

WHEREAS, Customer and RxCrossroads desire to add an additional Product to be distributed by RxCrossroads under the SOW #2;

NOW, THEREFORE, for good and valuable consideration, Customer and RxCrossroads hereby agree as follows:

1.0	Addition of Product

Customer and RxCrossroads hereby agree to add EGRIFTA SVTM under the SOW as an additional Product to be distributed by RxCrossroads under the SOW.

2.0	Section 1.4 – Products

Section 1.4 of the SOW #2, the definition of Products, shall be amended to include EGRIFTA SVTM. Accordingly, Section 1.4 is hereby deleted and replaced with the following:

1.4 “Products” shall mean EGRIFTA, together with its injection kits, EGRIFTA SV, together with its injection kits, and Ibalizumab.

3.0	Section 1.5 – Unit

Section 1.5 of the SOW #2, the definition of Unit, shall be amended to include EGRIFTA SVTM. Accordingly, Section 1.5 is hereby deleted and replaced with the following:

1.5 “Unit” shall mean either a box of EGRIFTA, an EGRIFTA injection kit box, a box of EGRIFTA SV, an EGRIFTA SV injection kit box, or a box of Ibalizumab. Each Unit shall be packaged and labeled in accordance with the requirements of the approval for the marketing and sale of the Products received by Customer from the U.S. Food and Drug Administration. (“FDA”)

4.0	Section 7.1.1 – Service Fees Charged to Customer

Section 7.1.1 of the SOW #2 shall be amended to add Service fees applicable to the new Product, EGRIFTA SV. Accordingly, subsection 7.1.1.3 shall be added to Section 7.1.1, as follows:

7.1.1.3 EGRIFTA SV

The fee for Services related to EGRIFTA SV shall be equal to 1.6% of the greater of (a) the gross sales price per Unit of EGRIFTA SV sold in the prior month or (b) $2,100 per Unit of EGRIFTA SV sold in the prior month.

5.0	Addition of Exhibit D

Exhibit D to the SOW #2 shall be added by inserting the attached EGRIFTA SVTM Returns Policy after the EGRIFTA® Returns Policy and before the Ibalizumab Returned Goods Policy.

6.0	No other Amendment

The amendment contained in this Amendment #1 is the only amendment made to the terms and conditions of the SOW #2. Except as amended herein, all of the terms and conditions of the SOW #2 remain in full force and effect and shall govern this Amended SOW #2.

[Voluntarily Left Blank]

RxC ACQUISITIONS COMPANY d/b/a RxCROSSROADS BY MCKESSON	THERATECHNOLOGIES INC.

BY: (signed) Layne H. Martin	BY: (signed) Marie-Noël Colussi

NAME: Layne H. Martin	NAME: Marie-Noël Colussi

TITLE: Vice President/General Manager	TITLE: Vice President Finance

DATE: November 11, 2019	DATE: November 6, 2019

Exhibit D

EGRIFTA SVTM RETURNS POLICY

[REDACTED: EGRIFTA SVTM Returns Policy]